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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
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                                 AMENDMENT NO. 1

                              THERMODYNETICS, INC.
                                (Name of Issuer)


      COMMON STOCK                                                   883622
(Title of Class of Securities)                                    (CUSIP Number)


             THERMODYNETICS, INC. 401(K) RETIREMENT AND SAVINGS PLAN
                               (Reporting Person)


                             KENNETH B. LERMAN, P.C.
                  651 DAY HILL ROAD, WINDSOR, CONNECTICUT 06095
                            TELEPHONE (860) 285-0700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                 MAY 10, 2005
             (Date of Event which Requires Filing of this Statement)



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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the  statement.     |_|.
(See Rule 13d-7.)

                         (Continued on following pages)

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1. Name of reporting person:
                         THERMODYNETICS, INC. 401(K) RETIREMENT AND SAVINGS PLAN
--------------------------------------------------------------------------------
2.       Check the appropriate box if a member of a group.               (a)|_|
                                                                         (b)|x|
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3. SEC USE ONLY

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4. Source of Funds:
                  SC -- COMPANY WHOSE SECURITIES AWARDED UNDER THE GUIDELINES OF
                        THE 401(K) PLAN.
                         NO PURCHASE.
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5. Check box if disclosure of legal  proceedings  is required  pursuant to items
   2(d) or 2(e).                                                            |_|

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6. Citizenship or place of organization:
                                            UNITED STATES

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     NUMBER OF            7.  Sole Voting Power
                                              376,551
                          ------------------------------------------------------

     SHARES               8.  Shared voting power:
     BENEFICIALLY                             376,551
                          ------------------------------------------------------

     OWNED BY             9.  Sole dispositive power:
      EACH                                            0
                          ------------------------------------------------------

     REPORTING PERSON     10.  Shared dispositive power:
      WITH:                                           0
                          ------------------------------------------------------
11.Aggregate amount beneficially owned by each reporting person:

                                              376,551
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12. Check box if the aggregate amount in row (11) excludes certain shares:  |x|

                                              SEE ITEM 5.
--------------------------------------------------------------------------------
13. Percent of class represented by amount in row (11):

                                       NINE AND 5/10 PERCENT (9.5%)
--------------------------------------------------------------------------------
14. Type of reporting person:

                                                      EP
--------------------------------------------------------------------------------

ITEM 1.       SECURITY AND ISSUER

              Issuer:               Thermodynetics, Inc. (the "Company")
                                                               -------
              Executive Office:     651 Day Hill Road
                                    Windsor, Connecticut 06095

              Securities:           Common Stock, $.01 par value

ITEM 2.       IDENTITY AND BACKGROUND

              Name:           a)    THERMODYNETICS,  INC.  401(K)  RETIREMENT
                                    AND  SAVINGS  PLAN
                                   (the "Reporting Person")
                                    ----------------------

              Address:        b)    Thermodynetics, Inc.
                                    651 Day Hill Road
                                    Windsor, CT  06095

              Convictions:    d)    None

              Proceedings:    e)    None

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              SC -- The Company, at a meeting of its Board of Directors, authorized a grant of shares of its common stock, par value $.01 per share to the 401(k) Plan. The Company usually provides a matching contribution of its common stock to the 401(k) Plan annually.

ITEM 4.       PURPOSE OF TRANSACTION

              The Reporting Person has no intention or desire to gain control of the Issuer for purposes of liquidation, sale of assets, acquisition or merger. The Company usually makes matching contributions to the 401(k) Plan for purposes of employee compensation and employee incentive.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              (a) *376,551* shares are beneficially owned in trust under the Company's 401(k) Plan by Reporting Person for the benefit of all participating employees as of the date hereof, which equals nine and 5/10 percent (9.5%) beneficial ownership.

              (b) The four trustees of the 401(k) Plan on behalf of the Reporting Person have the shared voting and dispositive power over the 376,551 shares held in the 401(k) Plan. One of the trustees is an officer and director of the Issuer and a plan participant, therefore shares held in trust for him under the 401(k) Plan are included in such amount of beneficial ownership. The holdings of the 401(k) Plan are held in trust for all participating employees by Reporting Person. None of the trustees have any beneficial ownership in the shares held by the 401(k) Plan, except one officer/director who is also serving as a trustee of the Reporting Person .

              (c) No transactions in the last 60 days from the date hereof or since Reporting Person's most recent Schedule 13D filing date, except for the transaction(s) reported below:

              Transaction       No. Shares   Transaction Date   Valuation Date
              -----------       ----------   ----------------   --------------
              401(k) Purchase    30,000      May 10, 2005       January 1, 2005
                                -------

              (d) No other person except Reporting Person has the right or power to receive proceeds or other benefits from a disposition of the shares.

              (e) Date Reporting Person ceased 5% beneficial ownership:

                  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     RELATIONSHIPS WITH ISSUER. All four of the Trustees of Reporting Person are directors of the Issuer, one of whom is also an officer and greater than ten percent beneficial shareholder of the Issuer. The Trustees as a group have voting control over the shares held by Reporting Person; and may only distribute the underlying shares to the employee participants under certain circumstances.

     Disclaimer of Group. Because Reporting Person has its own investment, holding and voting criteria and guidelines, the Reporting Person disclaims, in particular, membership in any group which individually or collectively includes the Trustees of Reporting Person; such trustees are officers and/or directors, and/or greater than ten percent beneficial shareholders of the Issuer. The trustees each have disclaimed membership in any group. This filing is not an admission of any claim of ownership or of any pecuniary interest in any holdings of the Trustees of Reporting Person.

     ITEM 7.      EXHIBITS
                     None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  May 10, 2005
          ------------------------------------------------------------------
         (Date)

                       /s/ Robert A. Lerman
          ------------------------------------------------------------------
         (Signature)

         Thermodynetics, Inc. 401(k) Retirement and Savings Plan
         By Robert A. Lerman, a Trustee
          ------------------------------------------------------------------
         (Name/Title)

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).